Exhibit 99.1

Arqit Quantum Inc.
Announces Select Preliminary Financial Results for the Second Half and Full Fiscal Year 2025

London, UK – 9 October 2025

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (“Arqit”), a global leader in quantum-safe encryption, announces select preliminary financial results for the second half and full fiscal year 2025.

Based on preliminary unaudited results, management expects revenue for the second half period ended 30 September 2025 of approximately $460,000 to $470,000. For the full fiscal year ended 30 September 2025 revenue is expected to be $525,000 to $535,000. Cash and cash equivalents were approximately $36.9 million as of 30 September 2025.

Growth in revenue for fiscal year 2025 versus fiscal year 2024 resulted from but was not limited to:

▪	revenue recognition of new contracts signed in the fiscal year; and

▪	commencement in March 2025 of revenue recognition under a previously announced multi-year enterprise license contract in the EMEA region for a government end user, signed prior to the end of the 2024 fiscal year.

The company has also executed contracts that are expected to generate revenues of approximately $1.2 million in fiscal year 2026. Recognition of revenue under existing contracts is subject to a number of factors including, amongst others, the successful delivery of our products under the terms of those contracts, and the assumption that customers will not cancel, delay or amend the terms their contracts.

The preliminary financial results discussed in this press release are based on management’s preliminary unaudited analysis of financial results for the second half and full fiscal year 2025. As of the date of this press release, the Company has not completed its financial statement reporting and the Company’s independent accounting firm has not reviewed the preliminary financial data discussed in this press release. During the course of the Company’s fiscal year closing procedures and independent accountant review process, including the finalization of its financial statements for and as of the period ended 30 September 2025, the Company may identify items that would require it to make adjustments, which may be material to the information presented above. As a result, the estimates above constitute forward-looking information and are subject to risks and uncertainties, including possible adjustments to preliminary results.

Arqit and the plaintiffs have appointed a mediator in relation to the class action lawsuit in the United States District Court for the Eastern District of New York (Case No. 1:22-cv-02604) and settlement discussions are actively continuing.

Conference Call

The Company expects to report its complete second half and full year results in December 2025 followed by a conference call. Additional details, including the date and time of the conference call, will be provided in advance of the event.

About Arqit

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) supplies a unique encryption software service which makes the communications links of any networked device, cloud machine or data at rest secure against both current and future forms of attack on encryption – even from a quantum computer. Compatible with NSA CSfC Components and meeting the demands of NSA CSfC Symmetric Key Management Requirements Annexe 1.2. and RFC 8784, Arqit’s Symmetric Key Agreement Platform uses a lightweight software agent that allows end point devices to create encryption keys locally in partnership with any number of other devices. The keys are computationally secure and facilitate Zero Trust Network Access. It can create limitless volumes of keys with any group size and refresh rate and can regulate the secure entrance and exit of a device in a group. The agent is lightweight and will thus run on the smallest of end point devices. The product sits within a growing portfolio of granted patents. It also works in a standards compliant manner which does not oblige customers to make a disruptive rip and replace of their technology. In September 2024, Arqit was named as an IDC Innovator for Post-Quantum Cryptography, 2024. Arqit is winner of two GSMA Global Mobile Awards, The Best Mobile Security Solution and The CTO Choice Award for Outstanding Mobile Technology, at Mobile World Congress 2024, recognised for groundbreaking innovation at the 2023 Institution of Engineering and Technology Awards and winner of the National Cyber Awards’ Cyber Defence Product of the Year 2024 and Innovation in Cyber Award 2022, as well as the Cyber Security Awards’ Cyber Security Software Company of the Year Award 2022. Arqit is ISO 27001 Standard certified. www.arqit.uk

Media relations enquiries:

Arqit: pr@arqit.uk

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against Arqit, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to successfully deliver its operational technology, (vi) the risk of interruption or failure of Arqit’s information technology and communications system, (vii) the enforceability of Arqit’s intellectual property, (viii) market and other conditions, and (ix) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 5 December 2024 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.